Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of BankUnited, Inc. as of December 31, 2014, including the name of each subsidiary and its jurisdiction of incorporation:

1.	BankUnited, N.A.	USA
2.	Bay Holdings, Inc.	Florida
3.	Bridge Capital Leasing, Inc.	Florida
4.	BU Delaware, Inc.	Delaware
5.	CRE Properties, Inc.	Florida
6.	Pinnacle Public Finance, Inc.	Delaware
7.	United Capital Business Lending, Inc.	Delaware